SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

                    Boston Financial Apartment Associates LP

                         A Delaware limited partnership

                               at $25 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                           Amount of Filing Fee
            $109,575                                         $21.92
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,383 Units at a purchase price of $25 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $21.92          Filing Party:  Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T   Date Filed:    May 30, 2002
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

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 4,383 units (the "Units") of limited partnership interests in Boston Financial Apartment Associates LP, a Delaware limited partnership (the "Partnership"), at $25 for each Unit, net to the seller in cash, without interest, less the $50 transfer fee per transaction charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 30, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         Item 4--Terms of the Transaction

         The Offer

                  The first paragraph of Section 2 "Proration; Acceptance for Payment and Payment for Units" is amended in its entirety to read as follows:

                  "If fewer than 4,383 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered."

                  The third paragraph of Section 7 "Purpose and Effects of the Offer" is amended in its entirety to read as follows:

                  "Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. This belief is based primarily on the Partnership's historical performance and on statements in the Partnership's most recent financial statements concerning the operations of the Local Partnerships in which the Partnership is invested. The Partnership has disposed of nine of the original fifteen Local Partnerships. Some of those Local Partnerships were sold at a profit, will others were disposed of with no benefit to the Partnership. Five of the remaining Local Partnerships are operating at break even and the Purchaser believes that there is inherent value in those Local Partnerships. The Purchaser, however, does not have detailed financial information pertaining to the Local Partnerships and is unable to determine the value associated with the Local Partnerships. The Purchaser's past and current offers were based in part on the Purchaser's belief that the Partnership, through its investment in the remaining Local Partnerships, has inherent value. The Purchaser's inability to estimate that inherent value means that the offer price may be viewed as speculative in nature.

                  The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

                  o any cash distributions, whether those distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

                  o any distributions of net proceeds from the sale of assets by the Partnership;

                  o any distributions of net proceeds from the liquidation of the Partnership;

                  o any cash from any redemption of the Units by the Partnership, and

                  o any proceeds that may be received by the Limited Partners or by the Partnership as a result of litigation (the Purchaser is not aware of any current or pending litigation involving the Partnership)."

                  The fourth paragraph of Section 7 "Purpose and Effects of the Offer" is amended in its entirety to read as follows:

                  Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 60 Units in the Partnership in the past twelve months at the current offer price and have purchased 0 units in the past 60 days. The purchases of the 60 Units were privately negotiated and the Units were not purchased as a result of the Purchaser's previous Schedule TO/T. The Purchaser knows of no other sales of Units in the past twelve months.

                  The fourth paragraph of Section 8 "Future Plans" is amended in its entirety to read as follows:

                  "Future Plans of the Partnership. Except as otherwise set forth in this Offer to Purchase, it is expected that following the Offer, the business and operations will be continued substantially as they are currently being conducted. For a description of the Partnership's business, Limited Partners are urged to review the Partnership's 2001 10-K and its 10-Q for the period ended March 31, 2002."

                  The fifth paragraph of Section 10 "Certain Information Concerning the Partnership" is amended in its entirety to read as follows:

                  "Selected Financial and Property-Related Data. Set forth on the following pages is a summary of certain financial and statistical information with respect to the Partnership, all of which has been excerpted or derived from the Partnership's most recent Form 10Q for the quarter ended March 31, 2002. More comprehensive financial and other information is included in those reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all the financial information and related notes contained in those reports."

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 18, 2002   Equity Resource Lexington Fund Limited Partnership,
                                    a Massachusetts limited partnership

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              General Partner

                                    Equity Resources Group, Inc.
                                    A Massachusetts Corporation

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              Executive Vice President

                                    Eggert Dagbjartsson

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                Sequential
Exhibit No.                           Description              Page Number
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(a)(1) -           Offer to Purchase, dated May 30, 2002*          4-28
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(a)(2) -           Transmittal letter, dated May 30, 2002*          29
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(a)(3) -           Agreement of Sale*                             30-33
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(a)(4)             Summary Advertisement*                           34
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(b) -              Not applicable.
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(c) -              Not applicable.
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(d) -              Not applicable.
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(e) -              Not applicable.
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(f) -              Not applicable.
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(g)                Not applicable
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(h)                Not applicable.
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       * Previously Filed